TMST Securities Corporation

2300 North Ridgetop Road

Santa Fe, New Mexico 87506

December 3, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549

Re:	Thornburg Mortgage Securities Corporation (File No. 333-149044)

Request to Withdraw Registration Statement on Form S-3

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933 (the “Securities Act”), TMST Securities Corporation f/k/a Thornburg Mortgage Securities Corporation (the “Registrant”) hereby respectfully requests withdrawal of its registration statement on Form S-3 (File No. 333-149044), filed with the Securities and Exchange Commission (the “Commission”) on February 4, 2008 and declared effective on April 23, 2008, together with all exhibits and amendments thereto (the “Registration Statement”), with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

The Registrant is wholly-owned by TMST, Inc., a company that has filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. The Registrant confirms that no securities have been or will be distributed or sold pursuant to the Registration Statement or the prospectus contained therein. The Registrant is not conducting any business and, following the acceptance of this withdrawal, intends to dissolve itself under Delaware General Corporation Law. The Sole Stockholder also advises that all of the Registrant’s officers and directors have heretofore resigned.

The Registrant respectfully requests that the Commission grant this request to withdraw the Registration Statement and issue an order to be included in the file for the Registration Statement to the effect that the Registration Statement has been withdrawn upon request of the Registrant, with the Commission consenting thereto.

Please contact Paula D. Miller of Shapiro Sher Guinot & Sandler, P.A., counsel to the sole stockholder of the Registrant, at (410) 385-4265 if you have any questions with respect to this request.

Very truly yours, TMST SECURITIES CORPORATION f/k/a THORNBURG MORTGAGE SECURITIES CORPORATION

By:	TMST, INC., Sole Stockholder

	By:	/s/ Joel I. Sher
Joel I. Sher, Chapter 11 Trustee United States Bankruptcy Court for the District of Maryland, Case No. 09-17787